Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

MarkWest Hydrocarbon, Inc.:

We consent to the incorporation by reference in the registration statements on Form S-8 (Nos. 333-20829 and 333-20833) of MarkWest Hydrocarbon, Inc. of our report dated June 25, 2004, with respect to the statement of net assets available for benefits of the MarkWest Hydrocarbon, Inc. 401(k) Savings and Profit Sharing Plan as of December 31, 2003 and the related statement of changes in net assets available for benefits for the year ended December 31, 2003, and the related supplemental schedule, which report appears in the December 31, 2003, annual report on Form 11-K of the MarkWest Hydrocarbon, Inc. 401(k) Savings and Profit Sharing Plan.

/s/ KPMG LLP

KPMG LLP
Denver, Colorado
June 25, 2004